UN
SECURITIES AN
Washin

14049536

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53720

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pico Quantitative Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street - 16th Floor Suite 1604
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth Bradley (646) 701-6129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EISNERAMPER
ACCOUNTANTS & ADVISORS

PICO QUANTITATIVE TRADING LLC

(a wholly-owned subsidiary of Pico Quantitative Trading Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

PICO QUANTITATIVE TRADING LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Pico Quantitative Trading LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Pico Quantitative Trading LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pico Quantitative Trading LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 28, 2014

PICO QUANTITATIVE TRADING LLC

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash and cash equivalents	$ 1,985,735
Accounts receivable	156,031
Due from clearing brokers	76,474
Prepaid expenses and other assets	142,319
Property and equipment (net of accumulated depreciation of $86,413)	210,632
	$ 2,571,191
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to Parent	$ 108,304
Unearned technology services revenue	339,164
Accrued expenses and other liabilities	1,048,934
	1,496,402
Commitments and contingent liabilities (Note E)	
Member's equity	1,074,789
	$ 2,571,191

See notes to statement of financial condition

PICO QUANTITATIVE TRADING LLC

Notes to Statement of Financial Condition
December 31, 2013

NOTE A - ORGANIZATION

Pico Quantitative Trading Holdings, LLC (the "Parent"), a Delaware limited liability company, purchased a dormant broker-dealer E-Brokerage LLC on October 5, 2009. E-Brokerage LLC was formed under the Limited Liability Company laws of New York State in August 2001. E-Brokerage LLC's name was changed to Pico Quantitative Trading LLC (the "Company") on October 8, 2009. The Company's operating agreement states the Company shall continue until October 31, 2021 unless the term is extended by the Class A majority. The Company is a wholly-owned subsidiary of Pico Quantitative Trading Holdings, LLC.

The Company is a single member LLC broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of NYSE Arca and EDGA Exchange, Inc. and EDGX Exchange, Inc. The Company is also an introducing futures broker subject to the regulations of the National Futures Association ("NFA").

The Company earns financial technology service fees for providing management and software solutions, and infrastructure and integrations to customers. The Company also is an agency-only securities broker-dealer referring electronic trading customers consisting of broker-dealers and quantitative hedge funds to execution and clearing brokers. The Company earns commission revenue from the execution and clearing brokers for the referral of these clients.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2] Financial technology services and commissions revenues:

Financial technology service fees are monthly fees paid by customers for managed technology solutions, providing infrastructure, integration and access and use to the Company's market gateways and network connectivity, risk analysis system, data center co-location facilities, as well as raw and normalized market data. These fees are recorded as earned.

Non-recurring customer integration fees, included in the financial technology services revenues, are recorded as revenue over the course of the integration project. Fees received upfront and not yet earned are recorded as unearned technology services revenue at December 31, 2013.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

[3] Income taxes:

The Company is a single-member LLC and a disregarded entity for tax purposes; therefore, no tax provision has been made in the accompanying financial statements. For further discussion, see Note D - Income Taxes.

[4] Depreciation:

Depreciation is provided on a straight-line basis using estimated useful lives of three years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Cash and cash equivalents:

Cash and cash equivalents are highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. Cash equivalents include money market funds of approximately $153,342 held by the clearing broker, a subsidiary of a member of the Parent. In the event of the broker's insolvency, recovery of assets may be limited.

NOTE C - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent and shares common management. The Company has an expense-sharing arrangement with the Parent. Under the provisions of the expense-sharing arrangement certain expenses are paid by the Parent and allocated to the Company. At December 31, 2013, the Company had $108,304 of payable to its Parent.

A member of the Parent is a related party of a clearing broker. The Parent leased office space from the clearing broker on a month-to-month basis through October 31, 2013, and the Parent allocated all of the expenses relating to this lease to the Company. At December 31, 2013, $109,507 of the accounts receivable and the entire amount due from clearing brokers are from related parties.

NOTE D - INCOME TAXES

The Company is included in the federal income tax return filed by the Parent. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Parent's members and no provision for income tax has been recorded in the accompanying financial statements.

The Company has no material unrecognized tax benefits and no interest expense or penalties have been assessed for the year ended December 31, 2013.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. The Company computes its net capital under the basic method permitted by the SEC rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. The requirement for the NFA is the greater of the SEC minimum or the NFA minimum of $45,000. As of December 31, 2013, the Company had net capital of $495,855 which was $395,855 in excess of its required net capital of $100,000.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE I - CO-EMPLOYEE AGREEMENT

The Company has a client service agreement with a Co-employer (defined in the client service agreement), a nonrelated entity. The Company's employees are on the Co-employer's payroll and withholding system which is responsible for providing the payroll and tax withholdings payments and reports for the Company's employees. In exchange, the Co-employer receives an administrative fee.

NOTE J - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company adopted the Co-Employer Retirement Savings Plan covering voluntary contributions by employees of the Company under the 401(k) and the Company matching contributions under the 401(m) feature of the Retirement Plan.

The Company is obligated under sections 414(m), (n) and (o) of the Internal Revenue Code to treat the Company's co-employees as its employees for purposes of any qualified retirement plan or welfare benefit plan sponsored by the Company.

During 2013, the Company did not make employer matching contributions.

NOTE K - COMPENSATION SHARE PLAN

The Parent adopted in its entirety the Pico Quantitative Trading Holdings, LLC 2010 compensation share plan (the "Plan") as of January 1, 2010. The Board of the Parent or its appointed administrator may grant awards of compensation shares on the first day of any quarter of the fiscal year. The total number of compensation shares available for grant in respect of awards under the Plan shall be 100,000, representing in the aggregate 10% of the outstanding shares as of November 2, 2009. The Parent shall not grant awards under the Plan in any given year in an amount exceeding, in the aggregate; (i) 50% of the total number of compensation shares issuable (100,000) or (ii) 20% of the total number of compensation shares issuable (100,000) to any employee, officer, manager, consultant or other person who performs services for the Parent or any subsidiary without a supermajority board vote and the approval of Goldman Sachs & Co.

Compensation shares are common shares that represent a profits interest in the Parent. The Parent takes into consideration many factors in determining the fair value of the compensation shares and estimates the fair value of compensation shares awarded to employees of the Company on the date of award and recognizes the expense ratably over the vesting period. The fair value of the compensation shares shall be determined on grant date by the Board in its sole discretion. The Parent has the right to repurchase from the participant or his or her

NOTE K - COMPENSATION SHARE PLAN (CONTINUED)

successor, as the case may be, any or all of the compensation shares vested in such participant as of the date of the termination of the participant's continuous status as an employee, officer, manager, consultant or other person who performs services for the Parent or any subsidiary by the Parent or any subsidiary for cause, in addition to the forfeiture of the participant's unvested compensation shares, at a purchase price per share equal to the lesser of (a) the original purchase price of such compensation shares or (b) aggregate fair value of such compensation shares. Compensation shares may not be transferred until expiration of the applicable period of restriction, and thereafter only in accordance with the Plan and the Parent's LLC agreement.

The fair value of compensation shares is estimated based on enterprise value taking into consideration initial cash contributions, the original three-year detailed business plan and founding members' experience and input. Subsequent funding has also occurred at the same initial enterprise value. Compensation shares are junior to preferred shares that were issued to equity investors. The preferred shares are paid out based on the initial investment and interest prior to the compensation shares profit interest. Compensation shares' fair value is adjusted for the preferred shares liquidation preference and restrictions on transferability.

Compensation shares covered by each award granted under the Plan shall vest as follows:

(a) 25% of such compensation shares shall vest on the first anniversary of the grant date; and

(b) 6.25% of such compensation shares shall vest on the last day of each quarter of the fiscal year following the first anniversary of the grant date.

At December 31, 2013, the schedule of profit interest shares outstanding is presented below:

Compensation shares outstanding, January 1, 2013	83,340
Compensation shares granted	28,097
Compensation shares forfeited	(11,379)
Compensation shares repurchased	(8,717)
Compensation shares outstanding, December 31, 2013	91,341
Compensation shares vested at December 31, 2013	46,911